Filed by Alcatel-Lucent S.A.

pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14d-9 under the Securities Act of 1934

Subject Company: Alcatel-Lucent S.A.

(Commission File No. 001-11130)

ALCATEL-LUCENT

Moderator: Michel Combes

05-07-15/8:58 am CT

Confirmation # 3761502

ALCATEL-LUCENT

Moderator: Michel Combes

May 7, 2015

8:58 am CT

Coordinator:	Welcome and thank you for standing by. At this time all participants are in a listen-only mode. After the presentation we will conduct a question and answer session. To ask a question please press Star 1. This call is being recorded. If you have any objections you may disconnect at this point.

Now I would like to hand the call over to your host, Mr. Michel Combes. Sir you may begin.

Michel Combes:	Good morning, good afternoon to all of you and thanks (lets say) to be on this call. This is our quarterly call to share with you our Q1 financial results and to update you on the progress of the Shift Plan and the deal with Nokia.

All the material regarding our results will be or is as usual on the Internet in order that we all share the same information. I will summarize the financial story. We are telling the market so that you have it in mind in all your interactions with colleagues, customers, suppliers, and all key stakeholders.

ALCATEL-LUCENT

Moderator: Michel Combes

05-07-15/8:58 am CT

Confirmation # 3761502

You know how important I think it is that we all share the same information in order that we are consistent in the way that we interact with the external world.

So what about our financial story today? I would highlight four major points. First is I guess that the results clearly show once again our ability to improve profitability and cash flow generation thanks to the successful execution of the Shift Plan that highlights the resilience of the model that we have built altogether in the past two years for the Shift Plan.

We think that despite probably two major (unintelligible) doing a little bit work that was previously (the case) in previous quarters, meaning U.S. and Japan being under big pressure, despite as well as the (meat) in terms of products in between the core and access it slightly different than what we had (placed) in previous quarters, we have been able to continue to improve profitability and cash.

So we feel that even in more adverse conditions we are resilient and that’s new for Alcatel-Lucent and that’s good news.

Second piece is we are definitively leading the networks evolution to IP, cloud, and ultra-broadband access, increasing disposal of the next-generation revenue, which now represent 75% of our revenue. You’ll remember in 2012 it was 50% of our revenue, and we have posted more than 20% growth for these segments in the quarter, so which highlights that our growth engine does work and does deliver.

(Double that) I just would like to mention but I will be back on this one is that we start also to get the benefit of our diversification strategy with double digit growth of our non-solid provider revenue in IP (Achtesh).

ALCATEL-LUCENT

Moderator: Michel Combes

05-07-15/8:58 am CT

Confirmation # 3761502

Third is that we are recommitting our reiterating our (2015) in Shift Plan commitments meaning all the commitments. The free cash flow generation by the end of the year is a positive for cash flow generation by the end of the year.

The 7 billion revenues for core networking segments, 12.5 OP margin for core, as well as the 200 million euros operating free cash generation for access. And this I guess is important because that our joint credibility which is at stake there, that our ability to reiterate those commitments will once again show our credibility, the turnaround that we have started to deliver altogether.

Last, let’s say from our story it’s clear that in these adverse conditions that we are facing from the macro-economic point of view, we will insist on measures that we are picking in order to maintain or to deliver our objectives in terms of fixed cost settings which are even more formidable than ever as well as the measures that we are taking in order to protect the cash generation of the company as it is obviously the most critical milestone that we have to deliver by the end of 2015.

So that’s for our financial story in a nutshell around those four major points. I go a bit deeper and a bit more granular. Let’s first focus on Q1. Q1 we reported significant improvements in profitability as I’ve already mentioned and the (rate of return) our 2015 Shift Plan commitments.

Profitability is improving. Our gross margin reached 34.6% of our revenue. This is an improvement of 230 basis points year-on-year. Our adjusted operating income more than doubled to 82 million euros. This represents 2.5% of revenues in Q1. This compared to 33 million euros in Q1 and 1.1% of revenue.

ALCATEL-LUCENT

Moderator: Michel Combes

05-07-15/8:58 am CT

Confirmation # 3761502

We reaffirmed our objective to be free cash flow positive in ’15 as I have already stated. In Q1 ’15 free cash flow was still deeply negative—it’s minus 332 million euros—but improved compared to last Q1 2014 by 66 million euros, so on our way to be free cash flow positive by the end of the year.

As I have already also mentioned, 75% of our revenue is now coming from next gen products, so which is extremely important. Our total revenue excluding managed services increased 12% year on year. At constant currency, this means a decline of 2% as expected forex and a positive FX.

We maintain our Shift Plan objective to reach 950 million euros of fixed cost savings in 2015. Fixed cost savings in the quarter have entirely been reinvested in projects designed to accelerate our diversification strategy. That was clearly our decision, which was highlighted earlier on to invest in the beginning of the year in order to pave the way for these diversifications, knowing that in Q2, Q3, Q4, now we have to deliver the cost savings in order to reach the 950 million euros.

If let’s say I resume a bit more on our two segments, first Core networking segments we posted 1,450,000 euros revenue in Q1 ’15, up 7% year-over-year at actual rates and down 3% at constant currencies.

IP routing revenue went up 6% at actual rates and down 6% in constant currencies on the very (unintelligible) to Q1 2014 with non-telco revenue as I have mentioned growing at a double-digit pace compared to Q1 ’14.

Non-telco revenue still represents now 12% of our revenue in Q1 ’15 of our routing revenue, so which is a good achievement. Strong momentum in EMEA and CALA partially offset the softer spending environment with (major customers in) North America and a temporary spending pause in Japan.

ALCATEL-LUCENT

Moderator: Michel Combes

05-07-15/8:58 am CT

Confirmation # 3761502

We see that as conjunctural rather than structural. Despite stock market trends Dell’Oro positioned us as the number two vendor in global IP routing and we continue to record solid commercial traction. You remember that up to now, we were positioned as number two for edge routing and now we are positioned as number two for global IP routing.

Our core router added three new wins, bringing the total number of customers to 39 and our revenue was multiplied by three. Nuage networks also added four new wins in Q1, bringing the total net of customers to 20.

IP transfer revenues were up 8% year-over-year and 2% in constant currency. Terrestrial optics revenue grew at mid-single digit pace year-over-year a constant rate driven by WDM and with particular strength in EMEA and CALA regions.

That’s an important point to highlight because we were committed to renew with growth in IP territorial transport. That’s kicking in and we expect this will momentum to be maintained or even to improve in the next coming quarters thanks to EMEA as well as the outcome of the contracts that we signed already a few quarters ago in North America.

IP Platform revenue went up 7% at actual rates and down again 6% in constant currencies although at a slower pace than the preceding quarter. Strength in key growth platforms such as IMS for VoLTE and the Motive portfolio were not enough to offset the impact of lower SDM revenue compared to the year ago quarter and the de-emphasis on legacy technologies.

ALCATEL-LUCENT

Moderator: Michel Combes

05-07-15/8:58 am CT

Confirmation # 3761502

Nevertheless there once again we see a line of sight in order to ignite growth by the end of the year in platform as we are committed to do as well.

If I look at our second segment, access, revenue were up 13% year over year at actual rates, a decrease of 2% in constant currencies. Segment operating cash flow was minus 58 million euros in the quarter, 3 million euros better than Q1 2014.

While this revenue increased by 19% at actual rates and was flat at constant currencies, it was a good quarter compared to our peers despite lower spending in North America in particular.

China telecom selected Alcatel-Lucent as one of its top three suppliers for the rollout of LGE in 40 cities across 12 provinces in China. This access revenues were up 10% compared to the year-ago quarter at actual rates and down 1% at constant currencies.

Competition for broadband access drove good performance in EMEA, APAC outside China and CALA, compensating for delayed spending in North America. Investments in innovation are paying off as next-generation technologies are seeing strong momentum evidenced by activities with customers including 35 G.fast trials and 15 NGPON2 trials.

So all in all, what I guess is important to flag is that our relative performance has been good compared to our peers, but in terms of core networking segments as well as access. Of course we are let’s say behind our budget, meaning that we are facing some adverse macro conditions.

And so it’s important for us to take the right measures, you know, on the one side to continue to exceed or to achieve better performance than our peers but in the same token to protect our shift commitments which is again our trademark.

ALCATEL-LUCENT

Moderator: Michel Combes

05-07-15/8:58 am CT

Confirmation # 3761502

So that’s what I wanted to share in let’s say for Q1. It’s obvious that entering in Q2 and the rest of the year will be tough as well as the macro situation that we have seen in Q1 will remain. And it’s quite obvious that we will probably start to get some adverse wind from the Nokia announcement in terms of some customers where they can postponing a few decisions until the merge is done. So that might have a bit of effect on our revenue line.

So on the one side we need to try to fight against that. And on the other side we need of course to take the right measures in order to protect our cash generation whatever will happen in the next coming quarters.

So second piece that I wanted to highlight to you is maybe to come back for a minute on the announcement we made on April 15 about our intention to combine with Nokia. I believe that by now as you know I have traveled a lot in the past few weeks to listen to all of you, to listen to our customers, to listen to our other stakeholders.

I believe that by now (as rational as) has overall been well understood. I strongly—we strongly believe—that it is the right combination at the right time for our company and let’s say that it is the right move going forward to have a more resilient company, to have a strong company for the future.

The proper transaction as you know is now subject to approval by Nokia’s shareholders, completion of relevant works council consultations, receipt of regulatory approvals, and other customary conditions. As you know, we have stated that we were expecting a closing latest in first half of 2016. However we will do on our side and with Nokia all what we can to accelerate the process.

ALCATEL-LUCENT

Moderator: Michel Combes

05-07-15/8:58 am CT

Confirmation # 3761502

In the meantime, we have to be really focused on two things altogether. First is business continuity, meaning that it’s obvious that in the next coming quarters we need to remain focused on delivering our 2015 commitments with or without Nokia. So that’s the first piece.

I have specifically tasked Philippe Guillemo in order to coordinate this work and to make sure that we remain committed on our 2015 dockets. So that’s the first piece, and of course all management team is really focused on this one.

Second is the integration work. We need to start getting ready for the integration work setting up the appropriate structure and governance. Nokia has already announced their integration leader and their governance.

We will announce very soon, meaning in the coming day or days, how we intend to manage and govern this process from an Alcatel-Lucent perspective, meaning who will be the lead of our integration team and how these will work with Alcatel-Lucent as well as with Nokia.

We want to keep this as efficient and as lean as possible, (refenced) from the day-to-day operations in order to disturb our ability to deliver our results. Let me so remind you that meanwhile both companies are operating indefinitely until the acquisition is completed. And you will find some (do’s) and don’ts available on the Internet.

Finally there is only one official place—(don’t lets) as we say usually—there is one official place where you can find all information available on this topic on the Internet, and that permanent spot on the Internet is called (iode) Alcatel-Lucent and Nokia. That’s where you will find accurate information. That’s where you will find answers to your questions and that’s where we’ll try to be as clear as we can.

ALCATEL-LUCENT

Moderator: Michel Combes

05-07-15/8:58 am CT

Confirmation # 3761502

So that’s what I wanted to share with you today. To conclude let me maybe just highlight one point which in my view is extremely important, which is about transition time. While this news about the combination with Nokia is considered positive and I guess it’s safe to say that at least from what has been reported to me by most of the colleagues is considered positive inside the company because it provides better long-term future for all of us. And we all know that we need that for Alcatel-Lucent.

I also know and I have also discussed with many of you that change may bring anxiety and stress. I have no doubt that the same as I do when you go back home or you discuss with friends, with family relatives, you have questions about let’s say this merge, what it means for Alcatel-Lucent as a whole and what it means for you personally.

We will—I will pay specific attention to each, meaning that I know that it is important and you can rely on all of us listening to this and trying to take the right measures. With that always I want you to look at the positive side of things.

I believe in this combination. You know I believe. You know because I have communicated on—let’s say on this one. You know that I really believe that it’s the right thing for Alcatel-Lucent. We altogether have paid a big tribute in order to turn around Alcatel-Lucent in a positive manner.

ALCATEL-LUCENT

Moderator: Michel Combes

05-07-15/8:58 am CT

Confirmation # 3761502

And I guess that this combination is a logic outcome of what we have achieved in the past two years and that the reward of our work of the past two years.

I believe that this positive change can bring, will bring, with it new opportunities, meaning that it’s new opportunities for Alcatel-Lucent as a whole, but it’s also new opportunities for you personally. And so that’s the reason why I ask you to be open and stay committed in this transition time.

That truly is a time during which it’s important to work to fight, to be let’s say in the leading role, in the leading play, because you will establish yourself or you will position yourself for the new combined entity. So be greedy, be enthusiastic, despite let’s say the uncertainties that are around.

I will try—we will try—as quickly as we can to remove those uncertainties so you will see we take decisions in the coming weeks and in the coming months. Of course there are still unanswered questions. I know that. But we’ll try to be always transparent and to give you as many answers as we can.

There is one last item that I want to mention also to you. When I walk around the company it’s clear that there are rumors inside the company and from time to time on let’s say different questions when there is some new stance or some new decision which is taken and which we don’t like or we don’t understand, there is a tendency to try to associate every bad decision—or bad decision—every bad information to the Nokia combination. And this is wrong.

This is wrong because it’s not the case. I really believe that Nokia is bringing the positive momentum. And so we should not (escalate) that by establishing wrong links. Let me take you a few examples on that just for you to understand what I mean.

ALCATEL-LUCENT

Moderator: Michel Combes

05-07-15/8:58 am CT

Confirmation # 3761502

Cost reductions. It’s clear and I have told you that due to the environment in which we are operating, we need to be even more focused on cost. Doesn’t mean many new things, but that means delivering what we are committed to deliver. In order to do that we need to implement a few additional measures to let’s say strengthen a few processes within the company in order just to make sure that we will deliver.

Is it related to Nokia transaction? No. It’s just related to the fact that we are facing an environment which is different than what we were expecting. So our responsibility is to protect the company in this environment. And I am sure that you will agree with me that we are committed to deliver results and we want to deliver those results because we are proud of it.

And Nokia or no Nokia we are proud of showing to the whole world that Alcatel-Lucent is a company that can be trust, meaning that when we commit we deliver.

There’s another point—diversification. And I’m sure that on this call there are people let’s say which have been exposed to that. I heard—let’s say (within the) company—oh diversification is going to be (a kill) because Nokia is not interested in diversification.

As I’ve told you, we stuck to a good traction in diversification, meaning no service providers and that we let’s say we (attack through channels). So it’s obvious that we are going to continue to push there. I mean that’s extremely important for the stability of Alcatel-Lucent in the (unintelligible) world. But that’s also very important for the new group profile and the new group stability.

ALCATEL-LUCENT

Moderator: Michel Combes

05-07-15/8:58 am CT

Confirmation # 3761502

And I can tell you that Rajeev and the management team of Nokia is very keen to embrace this diversification strategy. But of course let’s say the situation that we are facing we need also to make sure that we do diversification where it makes sense and in a profitable manner, so which means that as everywhere, we have always to revisit a bit our strategy diversification just to make sure that we are allocating our resources where appropriate.

So that’s again you see a kind of misreading of some decisions and immediately some type of (remorse) which can (unintelligible) or which can create some anxiety. And I could go on and on and on, meaning that you have this Web site, which is an interesting Web site and so which means that if you hear something if you are not at ease with something, please write your question. Then we will answer and don’t let a (unintelligible) take the ownership of the communication inside our committee.

So that’s what I wanted to share with you before we turn to Q&A with my two colleagues which have joined me — Philippe Guillemot and Jean Raby.

Woman:	Operator?

Coordinator:	Yes ma’am, thank you. We will now begin the question and answer session. If you would like to ask a question please press Star 1. Please unmute your phone and record your name clearly when prompted. Your name is required to introduce your question.

To cancel your request press Star 2. One moment please as we wait for the first question.

ALCATEL-LUCENT

Moderator: Michel Combes

05-07-15/8:58 am CT

Confirmation # 3761502

Michel Combes:	Okay it seems that let’s say there is no questions, which is quite usual for a quarterly call because it’s more for me to provide you with information. So no issues with that.

Again don’t be shy in the period which is coming, meaning if you have questions write those questions. We are here in order to listen to you. That’s what I have also asked to my top two (unintelligible), just to make sure that we provide the support. We give you all the support which is needed and we answer to the questions that you have.

What I really want is all of you to be focused on business continuity. So in order to be in this type of a mindset and mood, I know that I need as I say to support, to give you all the information which is needed and to remove as much as we can uncertainty.

I am committed to make this period as short as we can (totally) starting now, meaning that as I have already alluded to of course Q2 will be still, you know, tough environment, so which requires even more attention from all of us.

But I know that I can rely on you to do it. We have two months to go to deliver a good Q2 and we have a few months to go to really position ourselves as a leading team for this combination in between Alcatel-Lucent and Nokia. I rely on you for that, and I wish you a very good day. Thanks, bye-bye.

Coordinator:	Thank you sir. That concludes today’s conference. Thank you for participating. You may now disconnect.

END